China Xiangtai Food Co., Ltd.

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 21-1

Lianglukou, Yuzhong District 400800

Chongqing, People’s Republic of China

September 28, 2018

Via E-Mail

Division of Corporation Finance

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	China Xiangtai Food Co., Ltd.
Amendment No. 1 to Registration Statement on Form F-1 Submitted September 17, 2018 File No. 333-226990

Dear Sir/Madam:

We are in receipt of Staff’s comment on September 25, 2018 regarding the above referenced filing. As requested by the Staff, we have provided response to the question raised by the Staff. For your convenience, the summarized matter is listed below, followed by our response:

Registration Statement on Form F-1 Cover Page

1.	We note your response to our prior comment 1 and reissue. Please explain to us how the over-subscription option may or may not differ from a traditional over-allotment option that is commonly used in firm commitment offerings. Please also reconcile your cover page disclosure that the underwriter may exercise the over-subscription option on or prior to the Termination Date to extend the offering for an additional 45 days to sell up to an additional 450,000 ordinary shares with the statement in your response letter that the over- subscription option can be exercised during a period of 45 days after the closing date of the maximum offering only. Please also clarify whether trading on the Nasdaq Capital Market may commence prior to the Final Termination Date.

RESPONSE: We note the Staff’s comment, and in response thereto, respectively advise the Staff that we have decided not to include an over-subscription option and have removed languages relating to the over-subscription option from the registration statement. We have also filed a revised form of underwriting agreement reflecting the changes as Exhibit 1.1.

We hope this response has addressed all of the Staff’s comment. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@ortolirosenstadt.com.

China Xiangtai Food Co., Ltd.

By:	/s/ Zeshu Dai
Name:	Zeshu Dai
Title:	Chief Executive Officer